Exhibit 4.1

CONVERGYS CORPORATION

RESTRICTED STOCK UNIT AWARD

Name of Employee:	Jeffrey H. Fox

Grant Date:	February 9, 2010

Number of Shares:	25,000

Vest Date:	February 9, 2010

On the Grant Date noted above, the Board of Directors (the “Board”) of Convergys Corporation (the “Company”) granted you a restricted stock unit award that had a Grant Date, number of Shares and Vest Date as are noted above (your “Award”). The Award shall be governed by the terms, conditions and restrictions set forth in this Restricted Stock Unit Award Agreement (this “Agreement”).

1. Delivery of Shares. Subject to and upon the terms, conditions and restrictions set forth in this Agreement, the Company shall deliver to you the number of common shares, without par value, of the Company (the “Shares”) indicated above 30 days following the Vest Date indicated above. The Shares delivered under this Agreement shall consist in whole of treasury shares of the Company.

2. Rights as a Shareholder. You shall not have any rights as a shareholder of the Company with respect to any Shares that may be deliverable hereunder unless and until such Shares have been delivered to you.

3. Transferability. Your right to receive the Shares shall not be transferable nor assignable by you other than by will or by the laws of descent and distribution. Unless permitted by the Compensation and Benefits Committee (the “Committee”) of the Board, this Award shall not be assigned, transferred, pledged or otherwise encumbered by the recipient, otherwise than (a) by will, (b) by designation of a beneficiary after death or (c) by the laws of descent and distribution.

4. Adjustments. In the event of any change affecting the Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate change, or any distributions to common shareholders other than cash dividends, the Committee shall make such substitution or adjustment in the aggregate number or class of shares or other property (including cash) which may be distributed under this Agreement as it deems to be appropriate in order to maintain the purpose of the original grant. The Committee may correct any defect, supply any omission or reconcile any inconsistency in this Award in the manner and to the extent it shall deem desirable to carry it into effect.

5. Compliance with Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of this Agreement, the Shares shall not be delivered if the delivery thereof would result in a violation of any such law. This award is intended to be compliant with the provisions of Section 409A of the Code. This award shall be construed, administered and governed in a manner that effect such intent, provided that the Company does not represent or guarantee that any particular federal or state income, estate or other tax consequences will occur because of this award and the remuneration provided hereunder. This Award was approved by the independent directors of the Board without shareholder approval as an “employee inducement” award under Section 303A.08 of the NYSE Euronext Listed Company Manual.

6. Withholding. To the extent required by applicable federal, state, local or foreign law, you shall make arrangements satisfactory to the Company for the satisfaction of any withholding obligations that arise in connection with the Award. You may satisfy any tax withholding obligation by any of the following means or any combination thereof: (a) by a cash payment to the Company, (b) by delivering to the Company Shares owned by you or (c) by authorizing the Company to retain a portion of the Shares otherwise issuable to you pursuant to the exercise or vesting of the Award to satisfy the applicable withholding tax obligation.

7. Amendments. No amendment to this Agreement shall adversely affect your rights under this Agreement without your consent.

8. Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

9. Authority. The Committee, as constituted from time to time, shall, except as expressly provided otherwise herein, have the right to determine any questions which arise in connection with the grant of this award.

10. Successors and Assigns. Without limiting Section 3 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, your successors, administrators, heirs, legal representatives and assigns, and the successors and assigns of the Company.

11. Governing Law. The interpretation, performance, and enforcement of this Agreement shall be governed by the laws of the State of Ohio, without giving effect to the principles of conflict of laws thereof.

Please indicate your acceptance of this amended award by signing below.

BOARD OF DIRECTORS OF CONVERGYS CORPORATION

Dated:	February 9, 2010	By:	/s/ Tammy L. Rohrer
Tammy L. Rohrer, Assistant Secretary

Dated:	February 9, 2010	/s/ Jeffrey H. Fox
Accepted and Agreed